FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Banco Francés has signed a share purchase agreement in connection with all its shareholdings in Consolidar Compañia de Seguros de Retiro S.A

April 1, 2011

SECURITIES EXCHANGE COMMISSION (SEC)

BBVA BANCO FRANCES S.A. is pleased to inform that on March 31, 2011 it has signed a Share Purchase Agreement with ORIGENES COMPAÑÍA DE SEGUROS DE RETIRO S.A., CMS DE ARGENTINA S.A. and GRUPO DOLPHIN HOLDING S.A., in connection with all of its shareholdings in COMPAÑÍA DE SEGUROS DE RETIRO S.A. The latter represent 66.21% of this company’s share capital.

Total transaction price has been fixed at Ps. $ 380,000,000. (Argentine Pesos three hundred and eighty million), 66.21% of which are for BBVA Banco Francés S.A.

This transaction will be closed upon receiving the pertinent authorization from the Argentine Insurance Superintendence (Superintendencia de Seguros de la Nación) and the completion of all other terms and conditions of the transfer.

Sincerely yours,

BBVA BANCO FRANCES S.A.

Reconquista 199 (1003) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina	Is-1012

- ENG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 1, 2011	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer